Skadden, Arps, Slate, Meagher & Flom llp
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285
———

Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
March 24, 2009

RE:	Van Kampen Partners Trust (the “Trust”)
File Numbers 811-22268 and 333-156932
Dear Mr. Greene:
     Thank you for your comment letter regarding the registration statement on Form N-1A filed on January 23, 2009 by Van Kampen Partners Trust (the “Registrant”) on behalf of each of its series, Van Kampen O’Shaughnessy All Cap Core Fund, Van Kampen O’Shaughnessy Enhanced Dividend Fund, Van Kampen O’Shaughnessy Global Fund, Van Kampen O’Shaughnessy International Fund, Van Kampen O’Shaughnessy Large Cap Growth Fund and Van Kampen O’Shaughnessy Small/Mid Cap Growth Fund (each a “Fund” and collectively, the “Funds”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Registrant, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Pre-Effective Amendment No. 1 to Registrant’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about March 24, 2009.
General

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 1	The Funds acknowledge the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Mr. Larry Greene
March 24, 2009

Prospectus Cover

Comment 2	Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the Securities Act, to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response 2	The Funds have revised the statement as requested.

Comment 3	Disclosure in the first paragraph under the caption “Risk/Return Summary – Principal Investment Strategies” states that: “Portfolio securities may be sold when the Fund’s portfolio management team believes such securities no longer meet its investment criteria.” Describe in general terms the considerations that drive the adviser’s determination to sell portfolio securities. See Item 4(b)(2) of Form N-1A.

Response 3	The Funds have revised the disclosure as requested.

Comment 4	The second paragraph under this caption indicates that the Fund’s investment[s] will include REITs, foreign real estate companies, and derivatives. As to these and similar investments by the Fund, indicate whether they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets, and if so, add appropriate risk disclosure. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 4	The Funds do not anticipate that its investments in REITs, foreign real estate companies and related derivatives will be materially affected by the turmoil in the sub-prime mortgage and credit markets, however the Funds have added disclosure regarding general market volatility and the potential for new regulation to their prospectuses.

Comment 5	The disclosure regarding derivatives states that the Fund may: “sell certain derivatives instruments, such as . . .” Emphasis added. Please disclose the types of other derivatives that may be acquired by the Fund.

Response 5	The Funds note that the derivatives listed in each of their prospectuses represent the derivatives in which each Fund currently intends to invest as part of its

Mr. Larry Greene
March 24, 2009

principal investment strategy, and thus respectfully do not believe that additional disclosure is necessary.
Prospectus — Van Kampen O’Shaughnessy Global Fund

Comment 6	Disclosure sub-captioned “Principal Investment Risks – Risks of Investing in other investment companies” indicates that the Fund will make investments in other investment companies, including ETFs. If the Fund may invest in closed-end funds, including unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

Response 6	The Funds do not have a current intention to invest in closed-end funds, unregistered funds, hedge funds or funds that do not fall under the definition of investment company by virtue of sections 3(c)(1) or 3(c)(7) of the 1940 Act and thus, the Funds respectfully do not believe that additional disclosure is necessary.

Comment 7	Revise the fee table consistent with the following:

(a) in light of each Fund’s planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]),

(b) disclose that “Other expenses” are based on estimated amounts for the current fiscal year. See Item 3, Instruction 5(a),

(c) as required by Instruction 5(c), confirm that the example reflects that shareholder account fees have been estimated and included, and

(d) with respect to the disclosure in footnote 6 that the adviser may voluntarily waive or reimburse fees or other expenses, confirm to the staff that i) the Fund will not reimburse the adviser for any amount waived, and ii) that the information in the fee table is based on gross and not net results.

Response 7

(a) The fees and expenses incurred indirectly by each Fund as a result of investments in shares of “acquired funds,” if any, are not expected to exceed 0.01% and thus, the line item is omitted and such amount, if any, is included in

Mr. Larry Greene
March 24, 2009

“other expenses” in the Expense Table pursuant to Instruction 3(f)(i) of Form N-1A.

(b) The Funds have added the disclosure as requested.

(c) The Funds confirm that the examples reflect that shareholder account fees have been estimated and included.

(d) The Funds confirm that (i) the Funds will not reimburse the Adviser for any amounts waived and (ii) the information in the expense example is based on gross expenses.

Comment 8	Disclosure sub-captioned “Investment Subadviser – Subadvisory agreement” states that: “The Adviser pays the Sub-adviser on a monthly basis 50% of the net advisory fees the Adviser receives from the Fund.” Emphasis added. Explain to the staff whether the sub-advisor’s fee may fluctuate due to waivers and reimbursements paid by the adviser.

Response 8	The Adviser anticipates that the Subadviser’s fees for a Fund will be affected by any investment advisory fee waivers and/or reimbursements to a Fund by the Adviser.

Comment 9	(a) The sub-caption that follows, “Prior performance of similarly managed products” reflects the adviser’s performance managing certain other accounts. Revise the caption to read as follows: “Prior performance of the sub-advisor managing similar products.”

(b) Disclosure under this caption states that: “The Fund will, however, be managed in a manner substantially similar to certain institutional separate accounts and a non-U.S. investment company . . . as managed by the Subadviser and its predecessor asset management businesses prior to the Fund’s organization.” Emphasis added. With respect to the first underlined clause, advise the staff whether the sub-adviser was identified in the prospectus for the foreign fund. If so, please provide a copy of that prospectus to the staff. With respect to the second underlined clause, explain to the staff the difference between the current and former structure of the sub-adviser.

(c) Disclosure in the second paragraph states that the composite is based on all actual fees and expenses, but does not include sales charges. If the

Mr. Larry Greene
March 24, 2009

accounts were subject to such charges they should be included in the calculation.

(d) The last sentence of the second paragraph and the second sentence of the third paragraph appear redundant.

(e) The penultimate sentence of the last paragraph states that: “The Adviser claims compliance with the Global Investment Performance Standards (“GIPS”).” Emphasis added. Revise the disclosure to state affirmatively that the composite complies with GIPS, or disclose why the statement is qualified.

(f) The last sentence states: “To receive a complete list and description of the Composite GIPS presentation and disclosure, you may contact (800) 847-2424.” Revise the discussion by adding the substance of the referenced information to the SAI.

Response 9	(a) The Funds have revised the caption to state: “Prior performance of the Subadviser’s similarly managed products.”

(b) The Subadviser was identified in the prospectus for the foreign fund. The Funds will send such prospectus to the staff under separate cover. With respect to the Subadviser’s structure, formerly, the members of the Subadviser who managed the Composite for each Fund were part of O’Shaughnessy Capital Management, LLC from 1987 to 1999, Netfolio, Inc. from 1999 to 2001, Bear Stearns Asset Management from 2001 to 2007 and O’Shaughnessy Asset Management from 2007 to present. These predecessor asset management businesses are described in the portfolio manager biographical information in the preceding section of the prospectus.

(c) No sales charges were paid by investors in the various Composites; therefore, the Funds have not included such charges in the calculation.

(d) The Funds have revised the disclosure to delete the redundancy.

(e) The Funds respectfully submit that the statement as currently disclosed is the precise statement mandated by Item 3 of Section B of Appendix C (GIPS Advertising Guidelines) of the GIPS Advertising Handbook for advertising of this type, and thus, the Funds do not believe that any modification to the current disclosure should be made.

Mr. Larry Greene
March 24, 2009

(f) The Funds have added the disclosure to the Statement of Additional Information as requested.

Comment 10	Revise the sixth paragraph under the caption “How to Buy Shares” by adding the underlined clause to the following sentence: “The Fund also reserves the right to suspend the sale to investors of the Fund’s shares in response to conditions in the securities markets or for other reasons,” to clarify that sales do not refer to redemption of Fund shares.

Response 10	The Fund have revised the referenced sentence to state: “[T]he Fund also reserves the right to suspend the sale of the Fund’s shares to investors in response to conditions to market conditions in the securities markets or for other reasons.”

Comment 11	The tenth paragraph under this caption discloses that: “The Fund and the Adviser generally expect the Low Balance Amount to be $750, but such amount may be adjusted for any year depending on market conditions.” Confirm that this amount will nevertheless not exceed the minimum initial investment amount. Explain whether shareholders will be notified of any change.

Response 11	The Funds believe that the Low Balance Amount of $750 is unrelated to the minimum initial investment amounts, which are stated in each prospectus to be $1,000 for regular accounts, $500 for retirement accounts and $50 for accounts participating in a systematic investment program. To the extent that a shareholder invests only $500 in a retirement account or $50 in a systematic investment program, such shareholder would be subject to the $12 low balance amount, as is disclosed two paragraphs after the paragraph disclosing these minimum investment amounts. Thus, shareholders are permitted to make an initial investment of less than $750 for some types of accounts, but they are informed that if they do so, they will charged an annual fee of $12 because it falls below the Low Balance Amount.

Shareholders will not be specifically notified of any change in the Low Balance Amount, but they are informed within the disclosure that the Low Balance Amount and the date on which it will deducted from a shareholder account will be posted on the Funds’ website, www.vankampen.com, on or about November 1 of each year.

Comment 12	The first paragraph of the discussion captioned “Redemption of Shares” states: “Generally shareholders may redeem for cash some or all of their shares without charge by the Fund (other than any applicable sales

Mr. Larry Greene
March 24, 2009

charge, redemption fee or exchange fee) at any time.” Emphasis added. If accurate, revise the reference to sales charge so as to refer to deferred sales charge. If redemption or exchange fees are contemplated, add appropriate disclosure regarding such fees to the fee table.

Response 12	The Funds have revised the reference to sales charges to include deferred sales charges. The Funds note that if redemption fees or exchange fees are contemplated for a Fund, such fees are disclosed in that Fund’s Fee and Expense Table.
Prospectus — Van Kampen O’Shaughnessy All Cap Core Fund

Comment 13	Revise the discussion captioned “Investor Profile” by adding a bullet regarding the Fund’s investments in foreign and emerging markets; or explain to the staff why no such reference is needed.

Response 13	The Van Kampen O’Shaughnessy All Cap Core Fund has added a bullet regarding investments in foreign and emerging market securities.
Prospectus — Van Kampen O’Shaughnessy Large Cap Growth Fund

Comment 14	The discussion captioned “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks” discloses that: “Under normal market conditions, the Fund invests at least 80% of its net assets (including any borrowings for investment purposes) in securities of large-sized companies at the time of investment.” Emphasis added. May the Fund employ investment leverage? If that is the case, add appropriate disclosure to the discussions of strategies and risks.

Response 14	The Van Kampen O’Shaughnessy Large Cap Growth Fund does not currently anticipate employing investment leverage and thus does not believe that additional disclosure is necessary. The Fund notes that it includes the parenthetical referenced because “Assets” for purposes of a Fund’s 80% policy in Rule 35d-1 is defined as “net assets, plus the amount of any borrowings for investment purposes.”
Statement of Additional Information

Comment 15	The table of contents contains a listing of exhibits presented as they appear in the registration statement. Confirm to the staff that the listing will actually appear in the SAI and that it will appear as currently formatted.

Mr. Larry Greene
March 24, 2009

Response 15	The Funds note that the exhibits that are presented at the end of the Table of Contents to the Statement of Additional Information were inadvertently listed and will not appear in the Statement of Additional Information, but rather in Part C of the Registration Statement.

Comment 16	The discussion sub-captioned “Investment Objectives, Investment Strategies and Risks — Investment Company Securities” discloses that each fund may invest in securities of other investment companies, including other open-end or closed-end investment companies and exchange-traded funds and that such investment companies securities may include investment companies managed by the adviser, the sub-adviser or their affiliates. Explain to the staff the provision under §12(d)(1) under which the Fund[s] expects to engage in these activities.

Response 16	Section 12(d)(1) of the 1940 Act generally permits a fund to acquire securities issued by another investment company subject to the limitations set forth in Section 12(d)(1) and the rules thereunder. The Funds intend to comply with the limits imposed by Section 12(d) of the 1940 Act.

Comment 17	Investment restrictions 1 (senior securities and borrowing) and 3 (industry concentration), indicate that such activities may be engaged in to the extent permitted by, or as otherwise provided by, the 1940 Act and the rules, regulations, or other relief granted thereunder. Add disclosure at an appropriate location that explains what the 1940 Act currently permits and what the Funds intend to do with respect to each activity.

Response 17	The Funds note that disclosure that explains what the 1940 Act currently permits with respect to the two items referenced is already included and can be found immediately following Investment Restriction 7. The Funds have added disclosure with regard to each Fund’s current intention with respect to senior securities and borrowing. The Funds respectfully submit that they intend to adhere to the restriction regarding industry concentration and believe that adding disclosure indicating such is superfluous. Thus, the Funds have not added additional disclosure regarding their current intentions with respect to industry concentration.

Comment 18	The discussion sub-captioned “Investment Advisory Agreements – Litigation Involving the Adviser” discloses that the adviser and one of the funds advised by it are named as defendants in a class actions complaint. Confirm that all

Mr. Larry Greene
March 24, 2009

documents filed in the action have been filed with the Commission as required by §33 under the 1940 Act.

Response 18	The Adviser has filed with the Commission the information required by Section 33 of the 1940 Act with respect to the litigation referenced.

Comment 19	Revise the first three paragraphs under the caption “Fund Management – Other Accounts Managed by the Portfolio Manager” so as to present the information in tabular format.

Response 19	The Funds have revised the section as requested.
Part C

Comment 20	Item 23(i) indicates that the opinion was included with the filing. The exhibit does not appear to have been included with the filing. Please correct this matter.

Response 20	The Funds respectfully submit that Item 23 (i) (the opinion of counsel) appears on the SEC’s IDEA web site as having been filed with the Registration Statement on January 23, 2009 and thus, the Funds do not believe that an additional filing is necessary.
*      *      *
     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,

/s/ Charles B. Taylor